EXHIBIT 99.10

Second quarter and first half 2021 results

With adjusted results of $3.5 billion and EBITDA of $8.7 billion,
TotalEnergies fully benefits from high hydrocarbon prices
and allocates part of surplus revenues to share buybacks
while continuing to grow renewables and electricity

Paris, July 29, 2021 - The Board of Directors of TotalEnergies SE, meeting on July 28, 2021, under the chairmanship of Chairman and Chief Executive Officer Patrick Pouyanné, approved the Company's second quarter 2021 accounts. On this occasion, Patrick Pouyanné said:

"In the second quarter, thanks to the progressive recovery of global demand and OPEC+ discipline, TotalEnergies benefited from oil and gas markets that were 13% and 28% higher respectively quarter to quarter. In this context, TotalEnergies reported $3.5 billion of adjusted net income, a 15% increase compared to the first quarter 2021 and above the level of the pre-crisis second quarter 2019 which had a comparable oil price environment, notably thanks to the action plans implemented during the crisis.

TotalEnergies generated cash flow (DACF) of $6.8 billion, an increase of more than $1 billion compared to the previous quarter, and, by maintaining investment discipline, generated net cash flow of $3.2 billion this quarter, which covered the interim dividend of $2.1 billion and allowed continued debt reduction, with gearing falling to 18.5%, below the announced objective of 20%. The organic cash breakeven was below $25/b for the quarter.

Given the strong second quarter results, the Board of Directors decided to distribute a second interim dividend for 2021, stable at € 0.66/share.

In addition, given the high hydrocarbon prices and gearing below 20%, in the respect of the strategy of TotalEnergies and consistent with the cash flow allocation scheme presented in February 2021, the Board of Directors decided to allocate up to 40% of the additional cash flow generated above $60/b to share buybacks.

The iGRP segment confirmed its first quarter performance with adjusted net income and cash flow of around $900 million. Growth in Renewables and Electricity continued with more than 500 MW of gross renewable power generation capacity commissioned in the quarter and the acquisition of a stake in a 640 MW offshore wind project under construction in Taiwan.

Exploration and Production fully leveraged the higher Brent price and, despite lower production in the second quarter, mainly due to planned maintenance, reported increases of about 10% over the previous quarter in adjusted net operating income and cash flow to $2.2 billion and $4.3 billion, respectively.

Downstream delivered very good performance, thanks to the strength of its integrated model, which allowed it to benefit from very high margins in petrochemicals and the rebound of Marketing & Services results to pre-crisis results, despite depressed European refining margins. Downstream adjusted net operating income and cash flow increased by about 70% to $900 million and $1.5 billion, respectively.”

(1) Definition page 3.

(2) Excluding leases.

1.	Highlights(3)

Sustainability

•	Total transforms and becomes TotalEnergies, with a new visual identity
•	3rd place globally and 1st place for the sector Oil and Gas in the BloombergNEF ranking on the alignment of corporate strategies with the United Nations’ Sustainable Development Goals
•	TotalEnergies and Chevron decide to suspend distribution of dividends from gas transport company in Myanmar
•	Partnership with Novatek to reduce emissions from LNG production, develop large-scale carbon capture and storage, and study carbon-free hydrogen and ammonia projects
•	Partnership with GHGSat for satellite-based monitoring of methane emissions at sea

Renewables and Electricity

•	Acquired 23% stake in 640 MW offshore wind project under construction in Taiwan
•	Acquisition by Adani Green Energy Ltd., in which TotalEnergies has a 20% stake, of a portfolio of 5 GW of renewable electricity generation capacity in operation and under construction in India that will contribute 1 GW to TotalEnergies' target of 35 GW in 2025
•	Signed contract with Merck & Co. for the sale of 90 GWh/y renewable electricity in Spain for 10 years
•	Partnership with Amazon to supply (474 MW) renewable electricity to its data centers in Europe and the United States, and to accelerate TotalEnergies digital transformation
•	Sales contract for 50 GWh/y over 15 years with Air Liquide in Belgium

LNG

•	Remobilization of the Papua LNG project with a view to final investment decision in 2023
•	Agreement with Novatek to acquire 10% of Arctic Transshipment LLC, which will operate two LNG transshipment terminals under construction in Russia
•	Tolling agreement with GIP, for more than $750 million, for Gladstone LNG infrastructure in Australia
•	Withdrew from the Driftwood LNG project and sold TotalEnergies' stake in Tellurian Inc.
•	Signed contract with ArcelorMittal Nippon Steel for a 5-year supply of up to 0.5 Mt/y of LNG in India
•	Technical collaboration agreements with Siemens Energy and Technip Energies to develop low-carbon LNG technologies

Upstream

•	Started production of Zinia Phase 2, short-cycle development project on Block 17 in Angola
•	Significant new discovery on the Sapakara South well in Suriname
•	Awarded two new conventional offshore exploration permits in Suriname with partner Qatar Petroleum
•	Entry on Block 29 exploration permit in Angola as operator
•	Agreed to divest TotalEnergies 18% interest in the Sarsang block, in Iraqi Kurdistan
•	Divested TotalEnergies’ interest in Petrocedeño to PDVSA in Venezuela which led to the recognition of an exceptional capital loss of $1.38 billion during the quarter

Downstream

•	Started production of sustainable aviation biofuels in France and made, in partnership with Air France-KLM, Groupe ADP and Airbus, the first long-haul flight with sustainable air fuel (SAF) in France
•	Obtained concession for the expansion of the public charging network for electric vehicles of the City of Amsterdam, with 2,200 new charging points
•	Global partnership in the field of lubricants and electric mobility with Peugeot, Citroën, DS Automobiles, Opel and Vauxhall
•	Partnership agreement with Uber to accelerate transition of VTC drivers to electric mobility in France
•	Acquired 20% stake in Hysetco, a French company owning the world's first fleet of hydrogen taxis, operated under the Hype brand, as well as hydrogen charging stations

(3) Certain transactions referred to in the highlights are subject to approval by authorities or to conditions as per the agreements.

2.	Key figures from TotalEnergies’ consolidated financial statements(4)

Data take into account the impact of the IFRS16 “Leases” rule, effective January 1, 2019.

*	Average €-$ exchange rate: 1.2058 in the second quarter 2021 and 1.2053 in the first half 2021.
**	2Q20, 2Q19 and 1H20 data restated.

(4) Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 16.

(5) Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e. all operating income and contribution of equity affiliates to net income.

(6) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(7) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond

(8) Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

(9) Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 17).

(10) Net investments = organic investments + net acquisitions (see page 17).

(11) Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). The inventory valuation effect is explained on page 19. The reconciliation table for different cash flow figures is on page 17.

(12) DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges

3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment* – liquids and gas price realizations, refining margins

*	The indicators are shown on page 20

The average price of LNG increased by 8% in the second quarter 2021 compared to the previous quarter, benefiting from the lag effect of rising oil prices on long-term oil-linked LNG contracts and from the increase in natural gas prices for spot gas price LNG contracts.

3.2	Greenhouse gas emissions(13)

(13) The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material, and are therefore not counted.

(14) Scope 1+2 GHG emissions of operated oil & gas facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2020 Universal Registration Document) and indirect emissions attributable to broughtin energy (electricity, heat, steam), excluding purchased industrial gases (H2). They do not include facilities for power generation from renewable sources or natural gas, such as combined cycle natural gas power plants (CCGT) and sites with GHG emissions and activities of less than 30 kt CO2e/year

(15) Scope 3 GHG emissions are defined as the indirect emissions of greenhouse gases related to the use by customers of energy products sold for enduse, i.e. combustion of the products to obtain energy. A stoichiometric emission (oxidation of molecules to carbon dioxide) factor is applied to these sales to obtain an emission volume. The Company usually follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. Only item 11 of Scope 3 (use of sold products), which is the most significant, is reported.

(16) Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by the Company and indirect GHG emissions related to the use by customers of energy products sold for end-use (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

3.3	Production*

*	Company production = E&P production + iGRP production

Hydrocarbon production was 2,747 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2021, a decrease of 3% year-on-year, comprised of:

•	+2% due to the start-up and ramp-up of projects,
•	-2% due to the price effect,
•	-3% due to the natural decline of the fields.

Hydrocarbon production was 2,747 kboe/d in the second quarter 2021, down 4% from the first quarter 2021, due to major maintenance shutdowns.

Hydrocarbon production was 2,805 kboe/d in the first half 2021, a decrease of 5%, comprised of:

•	+2% due to the start-up and ramp-up of projects, including North Russkoye in Russia, Culzean in the United Kingdom, Johan Sverdrup in Norway and Iara in Brazil,
•	-1% portfolio effect, notably asset sales in the United Kingdom and Block CA1 in Brunei,
•	-2% due to planned maintenance and unplanned outages, notably in the United Kingdom, Australia, Norway and Nigeria,
•	-1% due to the price effect,
•	-3% due to the natural decline of the fields.

4.	Analysis of business segments

4.1	Integrated Gas, Renewables & Power (iGRP)

4.1.1	Production and sales of Liquefied natural gas (LNG) and electricity

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures

Hydrocarbon production for LNG decreased year-on-year by 3% and 5% respectively in the second quarter 2021 and first half 2021, notably due to the shutdown of the Snøhvit LNG plant following a fire at the end of September 2020 and the planned maintenance shutdown in the second quarter 2021 on Ichthys LNG's liquefaction trains in Australia.

Total LNG sales were stable year-on-year in the second quarter 2021 and the first half 2021.

(1) Includes 20% of Adani Green Energy Ltd gross capacity effective first quarter 2021.

(2) End of period data.

(3) Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

(4) TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Renewables and Electricity affiliates, regardless of consolidation method.

Gross installed capacity of renewable electricity generation grew to 8.3 GW at the end of the second quarter 2021.

Net electricity production was 5.1 TWh in the second quarter 2021, an increase of 73% year-on-year, notably due to strong growth in renewable electricity generation and the acquisition of four CCGT plants in France and Spain in the fourth quarter of 2020.

Electricity and gas sales, seasonally lower in the second quarter, increased by 35% and 19% respectively in the second quarter 2021 compared to last year thanks to the growing number of customers, with TotalEnergies notably surpassing the 5 million customer mark (B2C and B2B) in France.

TotalEnergies’ share of the EBITDA of the Renewables and Electricity activities was $291 million in the second quarter 2021, more than tripling over one year, driven by growing electricity production, particularly renewable electricity, and the number of gas and electricity customers.

4.1.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial expenses, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects. 2Q20, 2Q19 and 1H20 data restated (see note 11 on page 3).
***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP sector was:

•	$891 million in the second quarter 2021, more than doubling over the year, thanks to higher LNG prices and the growing contribution from Renewables and Electricity,
•	$1,876 million in the first half 2021, an increase of 51% year-on-year for the same reasons as well as good performance by the trading activities in the first quarter 2021.

Operating cash flow before working capital changes:

•	Decreased 14% year-on-year to $904 million in the second quarter 2021, as the second quarter of 2020 benefited from excellent performance of trading activities in a context of high market volatility,
•	Increased 19% year-on-year to $1,963 million in the first half 2021, in line with the rise in LNG prices and the growing contribution of Renewables and Electricity.

4.2	Exploration & Production

4.2.1	Production

4.2.2	Results

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
***	Excluding financial charges, except those related to leases.

Adjusted net operating income for Exploration & Production was:

•	$2,213 million in the second quarter 2021 compared to a loss of $209 million in the second quarter 2020, thanks to the sharp rebound in oil and gas prices,
•	$4,188 million in the first half 2021, more than eight times higher in the first half 2020, for the same reasons.

Operating cash flow before working capital changes was $4,262 million in the second quarter 2021 compared to $1,810 million a year earlier and increased by 84% to $8,086 million in the first half 2021, in line with higher oil and gas prices.

4.3	Downstream (Refining & Chemicals and Marketing & Services)

4.3.1	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

4.4	Refining & Chemicals

4.4.1	Refinery and petrochemicals throughput and utilization rates

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year, excluding Grandpuits (definitively shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

*	Olefins.
**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput:

•	Decreased 14% in the second quarter 2021 compared to a year ago, mainly due to the prolonged voluntary economic shutdown of the Donges refinery given the low European margins, the planned major shutdown of the Leuna refinery in Germany, the shutdown of the Grandpuits refinery in the first quarter 2021 for its conversion to a zero-oil platform, and the sale of the Lindsey refinery in the United Kingdom. The decrease was partially offset by the restart of the Feyzin refinery, in France, and the distillation unit at the Normandy platform, following a fire at the end of 2019,
•	Decreased 18% in the first half 2021 compared to the previous year for the same reasons.

Monomer production increased slightly in the second quarter 2021 compared to a year ago thanks to the restart of the Feyzin refinery, in France, after a major shutdown in 2020.

Polymer production also increased slightly in the second quarter 2021 compared to a year ago, despite the major shutdown in the second quarter 2021 of the Feluy plant in Belgium.

4.4.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining-Chemicals segment:

•	Decreased 11% year-on-year to $511 million in the second quarter 2021, due to still-depressed European refining margins that reflect the recovery in oil prices and the continued weak product demand, notably for distillates, linked to the reduced air transport, and to the outperformance of trading activities in the second quarter 2020. The second quarter 2021 results nevertheless benefited from the very good performance of petrochemicals,
•	Decreased 21% year-on-year to $754 million in the first half of 2021, for the same reasons.

Operating cash flow before working capital changes decreased by 24% year-on-year to 753 M$ in the second quarter 2021 and by 31% to 1,147 M$ in the first half 2021.

Cash flow from operations increased to $2,232 million in the second quarter 2021 from $1,080 million in the second quarter 2020, mainly due to a decrease in working capital requirements and a positive stock effect.

4.5	Marketing & Services

4.5.1	Petroleum product sales

*	Excludes trading and bulk refining sales

Petroleum product sales volumes increased year-on-year by 13% in the second quarter 2021, thanks to the improving health situation and global economic rebound. The increase driven mainly by a recovery in the retail network sales.

4.5.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases

Adjusted net operating income was $417 million in the second quarter 2021 compared to $129 million a year earlier. This increase was mainly related to the increase in global sales volumes in a context of rising margins.

Operating cash flow before working capital changes was $707 million in the second quarter 2021 and $1,185 million in the first half.

5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Adjusted net operating income for the sectors was:

•	$4,032 million in the second quarter 2021, compared to $821 million in the second quarter 2020, due to higher oil and gas prices,
•	$7,519 million in the first half 2021, compared to $3,121 million a year earlier, for the same reasons.

5.2	Adjusted net income (TotalEnergies share)

Adjusted net income (TotalEnergies share) was:

•	$3,463 million in the second quarter 2021 compared to $126 million a year earlier, due to the increase in oil and gas prices,
•	$6,466 million in the first half 2021 compared to $1,907 million a year earlier, for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and impact of changes in fair value(17).

Total net income adjustments(18) were $(1,257) million in the second quarter 2021, mainly comprised of the effect of the sale of TotalEnergies’ participation in Petrocedeño to PDVSA in Venezuela for an amount of $(1,379) million, a $375 million positive inventory effect and restructuring charges related to voluntary departures in France and Belgium.

The effective tax rate for TotalEnergies was 34.3% in the second quarter 2021, compared to -6.8% in the second quarter 2020. This negative tax rate in 2020 was due to the adjusted net operating loss in Exploration & Production, which has a high tax rate, and was not offset by the positive, less taxed, results from Downstream activities.

5.3	Adjusted earnings per share

Adjusted fully-diluted earnings per share was:

•	$1.27 in the second quarter 2021, calculated based on 2,646 million weighted-average diluted shares, compared to $0.02 a year earlier,
•	$2.38 in the first half 2021, calculated based on 2,644 million weighted-average diluted shares, compared to $0.68 a year earlier.

As of June 30, 2021, the number of fully-diluted shares was 2,654 million.

5.4	Acquisitions - asset sales

Acquisitions were:

•	$662 million in the second quarter 2021 and included notably the 23% stake in a 640 MW offshore wind project in Taiwan, the Fonroche Biogas in France, and Repsol's interest in the Tin Fouyé Tabankort II field in Algeria,
•	$2,870 million in the first half 2021, including the above items as well as the acquisition, for $2 billion, of a 20% interest in the renewable projects developer in India, Adani Green Energy Limited.

Asset sales were:

•	$266 million in the second quarter 2021 and included notably the sale of TotalEnergies’ interest in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp, and the sale of its interest in Tellurian Inc. in the United States,
•	$884 million in the first half 2021, including the above items as well as the sale in France of a 50% interest in a portfolio of renewable projects with a total capacity of 285 MW (100%), the sale of the 10% interest in onshore block OML 17 in Nigeria, a price supplement relating to the sale of Block CA1 in Brunei and the sale of the Lindsey refinery in the United Kingdom.

(17) Adjustment items shown on page 19.

(18) Details shown on page 16 and in the appendix to the financial statements.

5.5	Net cash flow

TotalEnergies’ net cash flow(19) was:

•	$3,154 million in the second quarter 2021 compared to $722 million a year earlier, which takes into account the $2.7 billion increase in operating cash flow before changes in working capital and the slight increase of $276 million in net investments to $3,198 million in the second quarter 2021,
•	$4,551 million in the first half 2021 compared to $862 million a year earlier, which takes into account the $4.3 billion increase in operating cash flow before changes in working capital, partially offset by a $620 million increase in net investments to $7,167 million in the first half 2021.

5.6	Profitability

The return on equity was 8.4% for the twelve months ended June 30, 2021.

The return on average capital employed was 7.2% for the twelve months ended June 30, 2021.

6.	TotalEnergies SE accounts

Net income for TotalEnergies SE, the parent company, was €4,568 million in the first half 2021 compared to €4,710 in the first half 2020.

7.	2021 Sensitivities*

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2021. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 20.
**	In a 50 $/b Brent environment.

(19) Net cash flow = cash flow - net investments (including other transactions with non-controlling interest).

8.	Summary and outlook

In a context of rebounding global demand for petroleum products, OPEC+ quotas in the first half 2021 contributed to a rapid drawdown of crude oil inventories, which fell below the average of the past five years. The price of oil has remained above $60/b since the beginning of February 2021 and broke through $70/b at the end of June. Recent OPEC+ decisions reinforce its collective discipline to adapt supply step by step to the growth in demand.

Given the outlook for OPEC+ quotas in the second half 2021, TotalEnergies anticipates its full-year 2021 hydrocarbon production to be around 2.85 Mboe/d. The start-up and ramp-up of new projects, including Zinia Phase 2 in Angola, North Russkoye in Russia and Iara in Brazil, will contribute to increased production in the second half 2021.

TotalEnergies anticipates that the higher oil prices observed in the first half 2021 will have a positive impact on its average realized price of LNG for the coming six months, given the lag effect on price formulas. It is expected to be more than $7.5/Mbtu in the third quarter 2021. In addition, gas markets in Asia and Europe are benefiting from the strong growth in demand linked to the global economic recovery.

TotalEnergies maintains discipline on expenses, with net investments expected to be between $12-13 billion in 2021, with half dedicated to future growth. For those growth investments, 50% will be dedicated to renewables and electricity.

In an environment of hydrocarbon prices that would remain in the second half of the year at the level of the first half ($65/b for Brent, $8/Mbtu for gas in Europe) and European refining margins of $10-15/t, TotalEnergies expects cash flow generation (DACF) of more than $25 billion in 2021 and a return on capital employed of more than 10%.

In this favorable context, the Company confirms its priorities in terms of cash flow allocation: invest in profitable projects to implement TotalEnergies' transformation strategy to a broad energy company, support the dividend through economic cycles, maintain a solid balance sheet and a minimum "A" long-term debt rating by sustainably anchoring the Company's gearing below 20%, and share additional revenues with its shareholders through share buybacks in the event of high prices.

* * * *

To listen to the conference call with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 15:00 (Paris time) please log on to totalenergies.com or call +44 (0) 203 009 5709 in Europe or +1 646 787 1226 in the United States (code: 3586957).

The conference replay will be available on totalenergies.com after the event.

* * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

9.	Operating information by segment

9.1	Company’s production (Exploration & Production + iGRP)

2Q21	1Q21	2Q20	2Q21 vs 2Q20	2Q19	2Q21 vs 2Q19	Combined liquids and gas production by region (kboe/d)	1H21	1H20	1H21 vs 1H20
985	1,050	1,032	-4%	997	-1%	Europe and Central Asia	1,018	1,064	-4%
533	551	653	-18%	686	-22%	Africa	542	677	-20%
654	651	641	+2%	703	-7%	Middle East and North Africa	652	661	-1%
378	376	314	+20%	358	+6%	Americas	377	343	+10%
197	235	206	-4%	214	-8%	Asia-Pacific	216	220	-2%
2,747	2,863	2,846	-3%	2,957	-7%	Total production	2,805	2,966	-5%
750	729	699	+7%	750	-	includes equity affiliates	740	726	+2%

2Q21	1Q21	2Q20	2Q21 vs 2Q20	2Q19	2Q21 vs 2Q19	Liquids production by region (kb/d)	1H21	1H20	1H21 vs 1H20
351	374	381	-8%	328	+7%	Europe and Central Asia	363	392	-8%
399	415	514	-22%	549	-27%	Africa	407	534	-24%
502	499	494	+2%	546	-8%	Middle East and North Africa	500	505	-1%
183	179	127	+44%	160	+15%	Americas	181	153	+19%
29	41	37	-21%	41	-29%	Asia-Pacific	35	42	-17%
1,464	1,508	1,553	-6%	1,624	-10%	Total production	1,486	1,626	-9%
213	201	199	+7%	225	-5%	includes equity affiliates	207	207	-

2Q21	1Q21	2Q20	2Q21 vs 2Q20	2Q19	2Q21 vs 2Q19	Gas production by region (Mcf/d)	1H21	1H20	1H21 vs 1H20
3,411	3,636	3,506	-3%	3,639	-6%	Europe and Central Asia	3,523	3,620	-3%
680	693	706	-4%	703	-3%	Africa	686	726	-6%
847	843	818	+3%	866	-2%	Middle East and North Africa	845	865	-2%
1,095	1,100	1,047	+5%	1,107	-1%	Americas	1,098	1,069	+3%
984	1,128	968	+2%	994	-1%	Asia-Pacific	1,056	1,022	+3%
7,017	7,400	7,045	-	7,309	-4%	Total production	7,208	7,302	-1%
2,895	2,855	2,698	+7%	2,868	+1%	includes equity affiliates	2,875	2,802	+3%

9.2	Downstream (Refining & Chemicals and Marketing & Services)

*	1Q21 data adjusted

*	Olefins, polymers

9.3	Renewables

(1) Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.

(2) End-of-period data.

10.	Adjustment items to net income (TotalEnergies share)

*	including $(1,379) million related to the effect of the sale of TotalEnergies’ participation in Petrocedeño to PDVSA in Venezuela

11.	Reconciliation of adjusted EBITDA with consolidated financial statements

11.1	Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

11.2	Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

12.	Investments - Divestments

*	Change in debt from renewable projects (TotalEnergies share and partner share).

13.	Cash-flow

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020).

Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

14.	Gearing ratio

*	Excludes leases receivables and leases debts

15.	Return on average capital employed

Twelve months ended June 30, 2021

Twelve months ended March 31, 2021

Twelve months ended June 30, 2020

*	At replacement cost (excluding after-tax inventory effect).

Disclaimer:

The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The terms “TotalEnergies”, “TotalEnergies company” and “Company” used in this document are generic and used for convenience to designate TotalEnergies SE and the entities included in its scope of consolidation. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees.

This document does not constitute the Financial Report for the first half of 2021, which will be separately published, in accordance with article L. 451-1-2-III of the French Code monétaire et financier, and available on the website totalenergies.com. This press release presents the results for the second quarter of 2021 and half-year 2021 from the consolidated financial statements of TotalEnergies SE as of June 30, 2021. The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TotalEnergies nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.